 As filed with the Securities and Exchange Commission on September 30, 2025

Registration No. 333-290296

UNITED STATES
|SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒ PRE-EFFECTIVE AMENDMENT NO.1

◻ POST-EFFECTIVE AMENDMENT NO.____

Northern Lights Fund Trust II

(Exact Name of Registrant as Specified in Charter)

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

(Address of Principal Executive Offices)

(402) 895-1600

(Registrant’s Telephone Number)

The Corporation Trust Company

Corporate Trust Center

251 Little Falls Drive

Wilmington, DE 19808

(Name and Address of Agent for Service)

With a copy to:

David J. Baum, Esq. Alston & Bird, LLP 950 F Street NW Washington, DC 20004 (202) 239-3346	Kevin Wolf President Ultimus Fund Solutions, LLC 80 Arkay Drive, Suite 110 Hauppauge, New York 11788 (631) 470-2635

Title of securities being registered: Class A, Class C and Class I shares, with no par value, in the series of the Registrant designated as the Beacon Dynamic Allocation Fund.

No filing fee is required because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares.

Approximate date of proposed public offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s previously filed initial Registration Statement filed on Form N-14 (File No. 333-290296) on September 16, 2025. This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial Registration Statement on Form N-14 (File No. 333-290296) under the Securities Act of 1933, as filed with the Commission on September 16, 2025.

PART C

OTHER INFORMATION

ITEM 15. Indemnification

Article VIII, Section 2(a) of the Agreement and Declaration of Trust provides that to the fullest extent that limitations on the liability of Trustees and officers are permitted by the Delaware Statutory Trust Act of 2002, the officers and Trustees shall not be responsible or liable in any event for any act or omission of:  any agent or employee of the Trust; any investment adviser or principal underwriter of the Trust; or with respect to each Trustee and officer, the act or omission of any other Trustee or officer, respectively.  The Trust, out of the Trust Property, is required to indemnify and hold harmless each and every officer and Trustee from and against any and all claims and demands whatsoever arising out of or related to such officer’s or Trustee’s performance of his or her duties as an officer or Trustee of the Trust.  This limitation on liability applies to events occurring at the time a person serves as a Trustee or officer of the Trust whether or not such person is a Trustee or officer at the time of any proceeding in which liability is asserted.  Nothing contained in the Agreement and Declaration of Trust indemnifies holds harmless or protects any officer or Trustee from or against any liability to the Trust or any shareholder to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Article VIII, Section 2(b) provides that every note, bond, contract, instrument, certificate or undertaking and every other act or document whatsoever issued, executed or done by or on behalf of the Trust, the officers or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in such Person’s capacity as Trustee and/or as officer, and such Trustee or officer, as applicable, shall not be personally liable therefore, except as described in the last sentence of the first paragraph of Section 2 of Article VIII.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the provisions of Delaware law and the Agreement and Declaration of the Registrant or the By-Laws of the Registrant, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. Exhibits

1.	(a) Agreement and Declaration of Trust dated August 26, 2010, previously filed on June 16, 2011 in the Registrant's Registration Statement on Form N-1A, and hereby incorporated by reference.

(b) Certificate of Trust as filed with the State of Delaware on August 26, 2010, previously filed on June 16, 2011 in the Registrant's Registration Statement on Form N-1A, and hereby incorporated by reference.

2.	By-Laws, effective as of August 26, 2010, previously filed on June 16, 2011 in the Registrant's Registration Statement on Form N-1A, and hereby incorporated by reference.
3.	Not applicable.
4.	Agreement and Plan of Reorganization – Included in Part A as Appendix A.

5.	Instruments Defining Rights of Security Holders. See Article III, “Shares” and Article V “Shareholders’ Voting Powers and Meetings” of the Registrant’s Agreement and Declaration of Trust. See also, Article II, “Meetings of Shareholders” of the Registrant’s By-Laws.
6.	(a) Interim Advisory Agreement dated August 1, 2025, between Beacon Capital Management, Inc. and Northern Lights Fund Trust with respect to the Astor Dynamic Allocation Fund and the Astor Sector Allocation Fund.[1]

(b)       Form of Investment Advisory Agreement between Beacon Capital Management, Inc. and Northern Lights Fund Trust with respect to the Astor Dynamic Allocation Fund and the Astor Sector Allocation Fund.1

(c)        Form of Investment Advisory Agreement between the Registrant and Beacon Capital Management, Inc. with respect to the Beacon Dynamic Allocation Fund.1

7.	Underwriting Agreement between the Registrant and Northern Lights Distributors LLC. (incorporated by reference to PEA No. 417 to the Registration Statement on Form N-1A filed on March 29, 2019).
8.	Not applicable.
9.	Custody Agreement between the Registrant and U.S. Bank, N.A. (incorporated by reference to PEA No. 95 to the Registration Statement on Form N-1A filed on March 22, 2013).
10. (a)	Class A Master Distribution and Shareholder Services Plan Pursuant to Rule 12b-1 (incorporated by reference to PEA No. 546 to the Registrant’s Registration Statement on Form N-1A filed on May 1, 2023).

(b)       Class C Master Distribution and Shareholder Services Plan Pursuant to Rule 12b-1 (incorporated by reference to PEA No. 348 to the Registrant’s Registration Statement on Form N-1A filed on April 28, 2017).

(c)       Rule 18f-3 Plan, as amended September 3, 2025, 2025.1

11.	Opinion and Consent of Alston & Bird LLP Regarding Legality of Shares to be Issued.[1]
12.	Form of Opinion of Alston & Bird LLP on Tax Matters. [1]
13.(a)	Expense Limitation Agreement dated June 30, 2014, between Northern Lights Fund Trust and Beacon Capital Management, Inc. with respect to the Astor Dynamic Allocation Fund and Astor Sector Allocation Fund.[1]

(b)       Form of Expense Limitation Agreement between the Registrant and Beacon Capital Management, Inc. with respect to Beacon Dynamic Allocation Fund.1

(c)       Master Fund Services Agreement between the Registrant and Ultimus Fund Solutions, LLC dated October 19, 2021 (incorporated by reference to PEA No. 523 to the Registration Statement on Form N-1A filed on February 25, 2022).

14.(a)	Consent of Cohen & Company, Ltd. [1]

(b)       Consent of Tait, Weller & Baker LLP.1

15.	Not applicable.
16.	Powers of Attorney of the Trustees of the Registrant.[1]

17.	Form of Proxy Card.[1]

[1] Incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on September 16, 2025.

ITEM 17. Undertakings

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended (the “1933 Act”), the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The undersigned Registrant agrees that every prospectus that is filed under paragraph 1 above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

The undersigned registrant undertakes to file an opinion of counsel supporting the tax consequences to shareholders discussed in the Combined Prospectus/Proxy Statement in a post-effective amendment to this Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hauppauge, State of New York, on the 30th day of September, 2025.

NORTHERN LIGHTS FUND TRUST II

/s/ Kevin Wolf

By:  Kevin Wolf*

Its:	President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date

Brian Nielsen*	_________________________ Trustee & Chairman	September 30, 2025
Thomas Sarkany*	_________________________ Trustee	September 30, 2025
Anthony Lewis*	_________________________ Trustee	September 30, 2025
Keith Rhoades*	_________________________ Trustee	September 30, 2025
Randy Skalla*	_________________________ Trustee	September 30, 2025
Kevin Wolf*	_________________________ President and Principal Executive Officer	September 30, 2025
Erik Naviloff*	_________________________ Treasurer and Principal Financial Officer	September 30, 2025

*By:   /s/Kevin Wolf_______________

Kevin Wolf

*Attorney-in-Fact – pursuant to powers of attorney incorporated by reference to the Registrant’s Registration Statement on Form N-14 filed on September 16, 2025.